April 25, 2025

Yingzhi (Lisa) Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210, People   s Republic of China

       Re: Boqii Holding Ltd
           Registration Statement on Form F-1
           Filed March 31, 2025
           File No. 333-286239
Dear Yingzhi (Lisa) Tang:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed March 31, 2025
Cover Page

1. We note your statement that "INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF BOQII HOLDING LIMITED, A
       CAYMAN ISLANDS HOLDING COMPANY, RATHER THAN SECURITIES OF
       BOQII HOLDING LIMITED   S SUBSIDIARIES THAT CONDUCT
       SUBSTANTIVE BUSINESS OPERATIONS IN CHINA." Please revise to include that operations are also conducted through contractual arrangements with your VIEs.
       If true, disclose that these contracts have not been tested in court. Explain whether the
       VIE structure is used to provide investors with exposure to foreign investment in
       China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
       Chinese operating company.
 April 25, 2025
Page 2

2. We note your statement that "the term the 'PRC subsidiaries' and 'VIEs' refers to the following entities organized under the laws of the PRC: Suzhou Taicheng, Shanghai
       Guangcheng, Nanjing Xingmu and Suzhou Xingyun. Shanghai Xincheng, Xingmu WFOE and Meiyizhi WFOE." Please revise to clearly disclose how you will refer to
       the subsidiaries and VIEs when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Additionally, please revise to refer to the VIEs as "the VIEs," not "our VIEs," as you do not have ownership or control of the VIEs.
3. We note your definition of "China" on page 12. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in
       Hong Kong/Macau.
4. Where you discuss how cash is transferred through your organization, please revise to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements and whether any transfers, dividends, or distributions have been made to date to or from the VIEs. Additionally, provide a reference to the condensed consolidating schedule and the consolidated financial statements in your annual report on Form 20-F. Further, please revise your disclosure here, in the summary risk factors, and the risk factors section to state that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Where you discuss the limitations of remittance of dividends by a wholly foreign-owned company, please revise clearly state whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-
       reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
5. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

6. Please revise to include a summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of your operations in
       China poses to investors. In particular, describe the significant regulatory, liquidity,
 April 25, 2025
Page 3

       and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
       and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include cross-references to the relevant individual detailed risk factor.
7. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve the VIE   s
operations, and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
VIEs: (i) do
       not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. Provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
       Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for
 April 25, 2025
Page 4

       which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also
       disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
       WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the
       VIE, as well as the nature and amounts associated with intercompany transactions.
       Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Our History and Corporate Structure
Our Corporate Structure, page 7

10. Please identify clearly the entity in which investors are purchasing their interest and
       the entity(ies) in which the company   s operations are conducted and
revise to identify
       all holders of Yoken Holding Limited and Xingmu International Limited. Further,
       where you discuss the contractual arrangements, please revise to disclose how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the
       Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Risk Factors
Risks Related to our Corporate Structure and Contractual Agreements
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws..., page 42

11. Please revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. Please remove references that imply that the
       PRC government may take issue with the VIE agreements in your particular lines of business operations.
Enforceability of Civil Liabilities, page 72

12. We note your statement that "A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States." Please revise here and in
 April 25, 2025
Page 5

       your risk factor on page 66 to identify the individuals that are located in the PRC or
       Hong Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Ben Smolij